HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

**201 SANTA MONICA BOULEVARD
SUITE 300
SANTA MONICA, CA 90401-2224
TELEPHONE (310) 576-4758
FACSIMILE (310) 388-5899
Email: dhateley@hateleyhampton.com**

October 28, 2015

Mr. Coy Garrison, Esq.
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re: **Vigilant Diversified Holdings, Inc.**
       Response to Comment letter dated October 16, 2015
       Registration Statement on Form S-1
       Filed: September 16, 2015
       File No. 333-206963

Dear Mr. Garrison:

Enclosed is the Pre-Effective Amendment No. One to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 16, 2015.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: None.

Prospectus Summary, Page 4

2.   We note that the description of your business in this section does not fully align with the description of your business on pages 32-33. For example, on page 4 you state that you "intend to provide turnkey support solutions to the legal cannabis industry and business services for cannabis companies." However, on pages 32-33, you describe providing services relating to public offerings. Please revise your disclosure to consistently state your business.

Response: Revised the disclosure to consistently state the business.

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Mr. Garrison Coy
October 28, 2015
Page 2 of 4

3.   We note that your disclosure on page 5 states that you intend to market your services primarily to California and Colorado cannabis-related companies. We further note your disclosure on page 29 that you plan to primarily focus on Colorado and Washington based cannabis companies. Please revise the disclosure to consistently state where you intend to market your services.

Response: Revised to reflect the focus on California and Colorado.

Risk Factors, page 9

4.   We note your risk factor on page 9 regarding your financial condition. Please revise your disclosure to include a subcaption describing this risk.

Response: Revised to include a subcaption describing this risk.

5.   We note your risk factor on page 11 discussing the risks of failing to comply with federal and state laws and regulations that regulate the consulting services industry. Please include risk factor disclosure discussing the possible law enforcement consequences under federal and any applicable state law that you may face from offering services to marijuana-related businesses.

Response: Revised to include a number of risk factor disclosures discussing the possible law enforcement consequences under federal and applicable state law from offering services to marijuana-related businesses.

6.   Please include a risk factor to discuss, if true, that Mr. Vigil and Ms. Vigil have no experience in running a public company.

Response: Revised to include the following risk factor:

> *Our officers and directors lack experience in operating a public company, which could prevent us from successfully implementing our business plan and impede our ability to earn revenue.*
>
> Our officers and directors lack experience in operating a public company. While they have experience in operating companies, their lack of experience in operating a public company could hinder their ability to successfully comply with the reporting and other requirements imposed on public companies. It is likely that our management's inexperience with operating a public company will hinder our ability to earn revenue and comply with various reporting requirements. Each potential investor must carefully consider the lack of experience of our officers and directors before purchasing our common stock.

CORRESP

Page 3 of 8

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Mr. Garrison Coy
October 28, 2015
Page 3 of 4

<u>Use of Proceeds, Page 19</u>

7. Please explain the difference between Total Use of Net Proceeds and Total Use of Proceeds and clarify why Total Use of Net Proceeds is the same as Total Use of Proceeds for all columns except for the column where you're assuming the sale of 25%.

Response: Revised to correct a typographical error.

8. We note your disclosure in footnote 4 that Vigilant Diversified Holdings, Inc., a Colorado corporation, has verbally agreed to loan you funds to complete the registration process, but that such loans will not be necessary if you raise sufficient funds from this offering. Please reconcile this with your disclosure on page 30 that the Colorado corporation has already advanced you $49,064. Please also describe the business of the Colorado corporation and clarify whether Mr. Vigil and Ms. Vigil have any involvement with the Colorado corporation.

Response: Revised and reconciled to reflect that Vigilant Diversified Holdings, Inc., a Colorado corporation has already advance the Company $49,064 for the registration process and will, if necessary, advance any additional funds to complete it. Mr. Vigil and Ms. Vigil originally established the Colorado entity to make investments and, to date, have not made any investments. Due to their other time commitments, Mr. Vigil and Ms. Vigil have not devoted any time to the Colorado entity and most likely will dissolve it.

<u>Directors, Executive Officers, Promoters and Control Persons, page 35</u>

<u>Mr. Todd W.L. Vigil, Chairman, President, Chief Executive Officer, and Chief Financial Officer, page 35</u>

9. We note your disclosure on page 36 regarding the rankings of Ladas and Hulings Inc. and Vigil Capital Management, L.P. Please provide us with support for these statements or revise. Please also revise your disclosure to provide the dates of Mr. Vigil's employment with each business entity.

Response: Support for these statements are attached to this letter as Exhibits A & B. The disclosure has been revised to provide the dates of Mr. Vigil's employments with each business entity.

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Mr. Garrison Coy
October 28, 2015
Page 4 of 4

Possible Conflicts of Interest, page 37

10.   We note your disclosure on page 35 that Mr. Vigil is the CEO of Vigilant Enterprises, Inc., which is a consulting firm. Please revise your disclosure to discuss the conflicts that exist as a result of Mr. Vigil's responsibilities as CEO of Vigilant Enterprises, Inc. Please also discuss the extent of the similarities and differences in the services provided by Vigilant Enterprises, Inc., and the services you intend to provide.

Response: Revised to disclose that Vigilant Enterprises, Inc. is now inactive and has been since the formation of the Company and Mr. Vigil does not intend to devote any time to it. While it was active, Vigilant Enterprises, Inc. provided general business consulting services, business plans and operational strategies to clients.

Security Ownership of Certain Beneficial Owners and Management, page 39

11.   Please include the address for Vigil & Vigil Investments, LLC. See Item 403(a) of Regulation S-K.

Response: Revised to include the address of Vigil & Vigil Investments, LLC, which is 2800 S. University Boulevard, Unit 59, Denver, CO 80210.

     We believe the foregoing changes have adequately addressed the SEC's comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA

cc: Todd W.L. Vigil, President